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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of June 2002
                                            ----

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

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                                TABLE OF CONTENTS


1.   Other Events

     On June 13, 2002 in Singapore, the Company submitted the attached notice to the Registry of Companies and Businesses, Singapore relating to matters which were duly approved by the shareholders at the Company's annual shareholders' meeting held on May 15, 2002. The attached notice is being filed as an exhibit to this report on Form 6-K in connection with the Company's submission to the Registry of Companies and Businesses, Singapore.


2.   Exhibit

     99.1 The Notice filed with the Registry of Companies and Businesses, Singapore relating to the Company's annual shareholders' meeting held on May 15, 2002.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: June 13, 2002


                                          CHARTERED SEMICONDUCTOR
                                          MANUFACTURING LTD


                                          By: /s/ Chia Song Hwee
                                              ----------------------------------
                                          Name:  Chia Song Hwee
                                          Title: Senior Vice President, Chief
                                                 Financial Officer and Chief
                                                 Administrative Officer

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                                 EXHIBIT INDEX


     99.1 The Notice filed with the Registry of Companies and Businesses, Singapore relating to the Company's annual shareholders' meeting held on May 15, 2002.